

07003620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Securities Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zarnowski 212-657-8436
(Area Code - Telephone Number)

RECEIVED MAR .. 2007 151

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *If individual, state last, first, middle name*)

345 Park Ave (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 22, 2007

State of New York)
) SS:
County of New York)

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2006 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2006 and supplementary schedules will promptly be made available to Citicorp Securities Services, Inc., members and allied members whose signatures do not appear below.



Thomas Tesauro
Chief Executive Officer



Charles Milone
Chief Financial Officer



Subscribed and sworn to before me
this 22 day of February 2007.

VIVIAN SALVANO
Notary Public State of New York
No. [illegible]
Qualified in Kings County
Commission Expires March 13, 2011



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors and Stockholder
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2007

CITICORP SECURITIES SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006
(In thousands, except share information)

ASSETS		
Cash and cash equivalents		$ 313,047
Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations		5,309
Financial instruments owned, at fair value (All pledged to various counter parties)		23,958,513
Deposits paid for securities borrowed		7,793,128
Other assets		34,212
Total assets		$32,104,209
LIABILITIES AND STOCKHOLDER'S EQUITY		
Deposits received for securities loaned		7,645,625
Payables and accrued liabilities		24,040,571
Subordinated indebtedness		175,000
Total liabilities		31,861,196
Stockholder's equity:		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)	$ 1	
Additional paid-in capital	38,425	
Retained earnings	204,587	
Total stockholder's equity		243,013
Total liabilities and stockholder's equity		$32,104,209

The accompanying notes are an integral part of this statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation

Citicorp Securities Services, Inc. (the "Company") is a wholly-owned subsidiary of Citigroup Financial Products Inc., (the "Parent"), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"). The Company's ultimate parent is Citigroup Inc. ("Citigroup"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. The Company operates a securities business dealing in collateralized financing transactions.

The accompanying statement of financial condition of the Company is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgment and estimates. Estimates may vary from actual results.

Cash and cash equivalents

The Company's cash and cash equivalents consist of cash and government money market mutual funds.

Collateralized financing agreements

Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

Financial instruments owned, at fair value

Financial instruments owned consist primarily of U.S. equity securities recorded at fair value.

Income taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

Statement of Financial Accounting Standards ("SFAS") No. 140

Pursuant to the collateral provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125," financial instruments owned, at market value and obligations to return securities received as collateral which may be sold or repledged (included in payables and accrued liabilities in the accompanying statement of financial condition) were each increased by $23,958,513 as of December 31, 2006.

(In thousands)

2. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("Rule 15c3-1"). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2006, the Company's net capital of $414,056 exceeded the minimum requirement by $413,806.

3. Collateral and Pledged Assets

At December 31, 2006, the approximate market value of collateral received by the Company that may be resold or repledged, was $51.2 billion. This collateral was received in connection with securities borrowed and loaned.

At December 31, 2006, substantially all of the collateral received by the Company had been sold or repledged in connection with securities borrowed and loaned, and segregation requirements under securities laws and regulations.

4. Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Cash

Cash segregated and on deposit for Federal and other regulations at December 31, 2006 is held by Citibank, N.A., an affiliated company.

Subordinated indebtedness

At December 31, 2006, subordinated indebtedness of $175,000 consists of borrowings outstanding pursuant to a term subordinated agreement with Citigroup Global Markets Holding Inc. ("CGMHI"). This agreement bears interest at a rate agreed upon by both parties (currently 6 %). The current maturity is April 30, 2008 and the agreement automatically renews yearly unless notification is given to the New York Stock Exchange. Payables and accrued liabilities at December 31, 2006 include $2,683, which represents interest payable to CGMHI for the subordinated indebtedness. All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2006. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

The Company also has a revolving subordinated debt agreement with Citigroup Funding Inc. an affiliate. This agreement totals $200,000 and would bear interest at a rate agreed upon by both parties. Any borrowings under this agreement would mature on June 30, 2011. At December 31, 2006, no amounts have been drawn under this agreement.

(In thousands)

Collateralized financing agreements

At December 31, 2006, all securities borrowed represent collateralized financing transactions with Citigroup Global Markets Inc. ("CGMI"), an affiliated broker-dealer.

5. Income Taxes

Under income allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effects on such differences are included in the payable to CGMHI. At December 31, 2006 the Company did not have any temporary differences.

As of December 31, 2006, the Company had income taxes payable to CGMHI of $10,649.

6. Fair Value Information

At December 31, 2006, assets recorded at fair value include cash and financial instruments owned. Assets and liabilities recorded at contractual amounts that approximate fair value include securities borrowed, securities loaned, payables and accrued liabilities and subordinated indebtedness. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

7. Concentrations of Credit Risk

At December 31, 2006, collateral held for securities borrowed is with CGMI, an affiliated broker-dealer. For securities loaned, the Company has counterparty concentrations with financial institutions all transacting business in the United States.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors and Stockholder
Citicorp Securities Services, Inc.:

In planning and performing our audit of the financial statements of Citicorp Securities Services, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END